Correspondence

September 24, 2014

Via Edgar

Loan Lauren P. Nguyen, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Bourbon Brothers Holding Corporation
Form 10-K for the Fiscal Year ended December 31, 2013
Filed March 19, 2014
File No. 000-53853

Dear Loan Lauren P. Nguyen:

This letter is in response to the Commission's September 23, 2014 comment letter to Bourbon Brothers Holding Corporation (the "Company").  The Company's response to the Commission's comment is set forth below.

Signatures, page 33

Comment No. 1:
Please confirm that in future filings you will revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of your board of directors. Refer to General Instructions D(2)(a) to Form 10-K. In this regard, we note that Mr. Mudd and Ms. Atkinson signed the first half of the signature page on behalf of the registrant but none of the aforementioned individuals signed the second half of the signature page in their individual capacities.

Response:

The Company confirms that in future filings it will revise the second half of its signature page to include the signatures of its principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of its board of directors.

Loan Lauren P. Nguyen, Special Counsel
United States Securities and Exchange Commission
September 24, 2014

Further, the Company states and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  If you need further information or have additional comments, please contact Theresa M. Mehringer, Esq. at 303-796-2626 or tmehringer@bfwlaw.com.

Respectfully submitted

Bourbon Brothers Holding Corporation

/s/ Heather Atkinson
By:  Heather Atkinson
        Chief Financial Officer

cc:            Theresa M. Mehringer, Esq.